Exhibit 99.30

Consolidated Financial Statements

Three months ended March 31, 2020

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

As at		Mar. 31	Dec. 31	Jan. 1
(In thousands of US dollars)		2020	2019	2019
Assets			(Note 2)	(Note 2)
Current
Cash and cash equivalents		34,908	54,748	34,637
Fees receivable		11,659	8,682	6,330
Loans receivable		—	—	11,197
Short-term investments	(Notes 3 & 9)	10,281	17,495	19,580
Other assets	(Note 6)	9,561	12,980	7,893
Income taxes recoverable		917	1,439	1,744
Total current assets		67,326	95,344	81,381

Loans receivable		—	—	15,207
Co-investments	(Note 4 & 9)	53,952	55,595	56,894
Other assets	(Note 6 & 9)	18,036	20,276	19,175
Property and equipment, net		16,221	16,230	16,392
Intangible assets	(Note 5)	141,157	114,078	108,726
Goodwill	(Note 5)	19,149	19,149	19,149
Deferred income taxes	(Note 8)	2,477	4,271	4,322
		250,992	229,599	239,865
Total assets		318,318	324,943	321,246

Liabilities and Shareholders' Equity
Current
Accounts payable and accrued liabilities		30,460	23,618	32,106
Compensation payable		4,475	6,912	6,939
Obligations related to securities sold short		—	—	187
Loan facility	(Note 13)	3,512	3,829	—
Income taxes payable		1,065	807	445
Total current liabilities		39,512	35,166	39,677
Other accrued liabilities		10,000	4,247	5,769
Loan facility	(Note 13)	14,678	11,486	—
Deferred income taxes	(Note 8)	1,755	2,414	2,291
Total liabilities		65,945	53,313	47,737

Shareholders' equity
Capital stock	(Note 7)	407,544	407,900	407,775
Contributed surplus	(Note 7)	47,280	43,160	42,964
Deficit		(112,547)	(108,222)	(95,422)
Accumulated other comprehensive income		(89,904)	(71,208)	(81,808)
Total shareholders' equity		252,373	271,630	273,509
Total liabilities and shareholders' equity		318,318	324,943	321,246

Commitments and provisions	(Note 14)

The accompanying notes form part of the consolidated financial statements

"Ron Dewhurst"	"Sharon Ranson, FCPA, FCA"
Director	Director

2

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

		For the three months ended
		Mar. 31	Mar. 31
(In thousands of US dollars, except for per share amounts)		2020	2019
			(Note 2)
Revenues
Management fees		15,125	10,195
Commissions		5,179	3,315
Finance income		914	2,946
Gain (loss) on investments	(Note 3 & 4)	(4,352	5
Other income	(Note 6)	113	77
Total revenue		16,979	16,538

Expenses
Compensation		9,570	6,102
Stock-based compensation	(Note 7)	555	1,699
Trailer and sub-advisor fees		154	—
Placement and referral fees		86	58
Selling, general and administrative		3,544	3,062
Interest expense		236	244
Amortization of intangibles	(Note 5)	215	220
Amortization of property and equipment		773	609
Other expenses	(Note 6)	(1,081	1,038
Total expenses		14,052	13,032
Income before income taxes for the period		2,927	3,506
Provision for income taxes	(Note 8)	1,865	659
Net income for the period		1,062	2,847
Basic earnings per share	(Note 7)	$0.01	$0.01
Diluted earnings per share	(Note 7)	$0.01	$0.01

Net income for the period		1,062	2,847
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation gain (loss) on foreign operations (taxes of $Nil)		(18,696)	5,022
Total other comprehensive income (loss)		(18,696)	5,022
Comprehensive income (loss)		(17,634)	7,869

The accompanying notes form part of the consolidated financial statements

3

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

(In thousands of US dollars, other than number of shares)		Number of Shares Outstanding	Capital Stock	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Total Equity
At Dec. 31, 2019		244,176,419	407,900	43,160	(108,222)	(71,208)	271,630
Shares acquired for equity incentive plan	(Note 7)	(1,223,044)	(2,274)	—	—	—	(2,274)
Issuance of share capital on purchase of management contracts	(Note 7)	1,047,207	2,500		—	—	2,500
Share-based contingent consideration related to the Acquisition	(Note 7)	—	—	4,879	—	—	4,879
Shares released on vesting of equity incentive plan	(Note 7)	158,342	376	(376)	—	—	—
Shares acquired and canceled under normal course issuer bid	(Note 7)	(1,023,436)	(1,940)	—	—	—	(1,940)
Foreign currency translation gain (loss) on foreign operations		—	—	—	—	(18,696)	(18,696)
Stock-based compensation	(Note 7)	—	—	555	—	—	555
Issuance of share capital on conversion of RSUs and other share based considerations	(Note 7)	479,585	938	(938)	—	—	—
Dividends declared	(Note 10)	22,715	44	—	(5,387)	—	(5,343)
Net income		—	—	—	1,062	—	1,062
Balance, Mar. 31, 2020		243,637,788	407,544	47,280	(112,547)	(89,904)	252,373

At Dec. 31, 2018	(Note 2)	243,062,337	407,775	42,964	(95,422)	(81,808)	273,509
Shares acquired for equity incentive plan		(130,000)	(305)	—	—	—	(305)
Shares released on vesting of equity incentive plan		968,967	1,718	(1,718)	—	—	—
Foreign currency translation gain (loss) on foreign operations		—	—	—	—	5,022	5,022
Stock-based compensation		—	—	1,699	—	—	1,699
Issuance of share capital on conversion of RSUs and other share based considerations		476,030	817	588	—	—	1,405
Dividends declared		15,323	36	—	(5,716)	—	(5,680)
Net income		—	—	—	2,847	—	2,847
Balance, Mar. 31, 2019	(Note 2)	244,392,657	410,041	43,533	(98,291)	(76,786)	278,497

The accompanying notes form part of the consolidated financial statements

4

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the three months ended
	Mar. 31	Mar. 31
(In thousands of US dollars)	2020	2019
Operating Activities		(Note 2)
Net income for the period	1,062	2,847
Add (deduct) non-cash items:
Loss (gain) on net proprietary investments	4,352	(5)
Stock-based compensation	555	1,699
Amortization of property, equipment and intangible assets	988	829
Deferred income tax recovery	1,104	376
Current income tax expense	761	283
Other items	(475)	(1,137)
Income taxes paid	—	(564)
Changes in:
Fees receivable	(2,977)	481
Loans receivable	—	2,188
Other assets	5,659	(9,974)
Accounts payable, accrued liabilities and compensation payable	(4,985)	(1,302)
Cash provided by (used in) operating activities	6,044	(4,279)

Investing Activities
Purchase of investments	(3,809)	(10,049)
Sale of investments	2,148	5,506
Purchase of property and equipment	(215)	(2,130)
Purchase of management contracts	(12,500)	—
Cash provided (used in) investing activities	(14,376)	(6,673)

Financing Activities
Acquisition of common shares for equity incentive plan	(2,274)	(305)
Acquisition of common shares under normal course issuer bid	(1,940)	—
Net advances from loan facility	4,153	15,315
Dividends paid	(5,343)	(5,680)
Cash provided by (used in) financing activities	(5,404)	9,330
Effect of foreign exchange on cash balances	(6,104)	3,050
Net increase (decrease) in cash and cash equivalents during the period	(19,840)	1,428
Cash and cash equivalents, beginning of the year	54,748	34,637
Cash and cash equivalents, end of the period	34,908	36,065
Cash and cash equivalents:
Cash	29,781	32,127
Short-term deposits	5,127	3,938
	34,908	36,065
Supplementary disclosure of cash flow information
Amount of interest received during the period	—	1,194

The accompanying notes form part of the consolidated financial statements

5

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2020 and 2019

1	CORPORATE INFORMATION

Sprott Inc. (the "Company") was incorporated under the Business Corporations Act (Ontario) on February 13, 2008. Its registered office is at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario M5J 2J1.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The interim condensed consolidated financial statements have been prepared in accordance with IFRS standards in effect as at March 31, 2020, specifically, IAS 34 Interim Financial Reporting.

Compliance with IFRS requires the Company to exercise judgment and make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary. Except as otherwise noted, significant accounting judgments and estimates are described in Note 2 of the as of December 31, 2019 annual audited financial statements and have been applied consistently to the interim financial statements as at and for the three months ended March 31, 2020.

Basis of presentation

These interim financial statements have been prepared on a going concern basis and on a historical cost basis, except for financial assets and financial liabilities classified as fair value through profit or loss ("FVTPL") or fair value through other comprehensive income ("FVOCI"), both of which have been measured at fair value. The financial statements are presented in US dollars and all values are rounded to the nearest thousand ($000), except when indicated otherwise.

Principles of consolidation

These interim financial statements of the Company are prepared on a consolidated basis so as to include the accounts of all limited partnerships and corporations the Company is deemed to control under IFRS. Controlled limited partnerships and corporations ("subsidiaries") are consolidated from the date the Company obtains control. All intercompany balances with subsidiaries are eliminated upon consolidation. Subsidiary financial statements are prepared over the same reporting period as the Company and are based on accounting policies consistent with that of the Company.

Control exists if the Company has power over the entity, exposure or rights to variable returns from its involvement with the entity and the ability to use its power over the entity to affect the amount of returns the Company receives. In many, but not all instances, control will exist when the Company owns more than one half of the voting rights of a corporation, or is the sole limited and general partner of a limited partnership.

The Company currently controls the following principal subsidiaries:

•	Sprott Asset Management LP ("SAM");

•	Sprott Capital Partners LP ("SCP");

•	Sprott Asia LP ("Sprott Asia") and Sprott Korea Corporation ("Sprott Korea");

•	Sprott U.S. Holdings Inc. ("SUSHI"), parent of: (1) Rule Investments Inc. ("RII"); (2) Sprott Global Resource Investments Ltd. ("SGRIL"); (3) Sprott Asset Management USA Inc. ("SAM US"); and (4) Resource Capital Investment Corporation ("RCIC"). Collectively, the interests of SUSHI are referred to as "Global" in these financial statements;

•	Sprott Resource Lending Corp. ("SRLC");

•	Sprott Inc. 2011 Employee Profit Sharing Plan Trust (the "Trust").

6

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2020 and 2019

Changes in accounting policies

Change in presentation currency

Effective January 1, 2020, the Company changed its presentation currency from CAD to USD to better reflect the Company's business activities, given the significance of our revenues denominated in US dollars that further increased in 2020 with the January 17, 2020 close of Tocqueville Asset Management's gold strategies ("the Acquisition").

The Company followed the guidance of IAS 21 Effects of Changes in Foreign Exchange Rates ("IAS 21") and have applied the change retroactively. As a result, the Company has restated prior year comparatives, including the January 1 opening balance sheet as required by IFRS 1. The change in presentation currency had the following effect:

•	Assets and liabilities have been translated at the exchange rate on the respective reporting dates;

•	Equity transactions have been translated at the historical exchange rate at the date of the transaction;

•	The statements of operations has been translated at the average exchange rate on the respective reporting dates;

•	Exchange differences arising on translation are presented in the accumulated other comprehensive income line in shareholders' equity on the balance sheet.

The exchange rates used for prior periods were as follows:

	Dec. 31, 2019	Mar. 31, 2019	Jan. 1, 2019
As at reporting date	1.31	1.34	1.36
Average rate for the 3 month ended	1.32	1.33	1.32

Contingent consideration

The Acquisition necessitated the recognition of contingent consideration for the amounts payable in cash and shares under the terms of the purchase agreement. The cash settled portion of the contingent consideration has been measured at the closing date fair value, based on management’s estimate of the level of future revenue obtained from the contracts over the contingent consideration measurement period. The equity settled portion of the contingent consideration has been measured at its grant date fair value in accordance with the requirements of IFRS 2 Share-based Payment. The key judgments utilized in the estimation of the contingent consideration were fund flow assumptions. As at March 31, 2020, there was no change to the estimate of the contingent consideration.

Other accounting policies

All other accounting policies, judgments, and estimates described in the annual audited financial statements have been applied consistently to these consolidated interim financial statements unless otherwise noted.

7

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2020 and 2019

3	SHORT-TERM INVESTMENTS

Short-term investments

Primarily consist of equity investments in public and private entities we target through our lending, managed equities and brokerage segments (in thousands $):

	Classification and measurement criteria	March 31, 2020	Dec. 31, 2019
Public equities and share purchase warrants	FVTPL	6,582	10,520
Fixed income securities	FVTPL	1,856	4,220
Private holdings:
- Private investments	FVTPL	1,843	1,864
- Energy contracts	Non-financial instrument	—	891
Total proprietary investments		10,281	17,495

Gains and losses on financial assets and liabilities classified at FVTPL are included in the gain (loss) on investments on the consolidated statements of operations.

4	CO-INVESTMENTS

Co-investments

Consists of the following (in thousands $):

	Classification and measurement criteria	March 31, 2020	Dec. 31, 2019
Co-investments in funds	FVTPL	53,952	55,595
Total co-investments		53,952	55,595

Gains and losses on co-investments in funds are included in the gain (loss) on investments on the consolidated statements of operations.

8

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2020 and 2019

5	GOODWILL AND INTANGIBLE ASSETS

Consist of the following (in thousands $):

	Goodwill	Fund management contracts (indefinite life)	Fund management contracts (finite life)	Total
Cost
At December 31, 2018	132,251	97,744	34,768	264,763
Additions	—	1,376	—	1,376
Net exchange differences	—	4,350	1,540	5,890
At December 31, 2019	132,251	103,470	36,308	272,029
Additions	—	36,107	—	36,107
Net exchange differences	—	(8,000)	(813)	(8,813)
At March 31, 2020	132,251	131,577	35,495	299,323

Accumulated amortization
At December 31, 2018	(113,102)	—	(23,753)	(136,855)
Amortization charge for the period	—	—	(879)	(879)
Net exchange differences	—	—	(1,068)	(1,068)
At December 31, 2019	(113,102)	—	(25,700)	(138,802)
Amortization charge for the period	—	—	(215)	(215)
Net exchange differences	—	—	—	—
At March 31, 2020	(113,102)	—	(25,915)	(139,017)

Net book value at:
December 31, 2019	19,149	103,470	10,608	133,227
March 31, 2020	19,149	131,577	9,580	160,306

9

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2020 and 2019

Impairment assessment of goodwill

The Company has identified 5 cash generating units ("CGU") as follows:

•        Exchange Listed Products

•        Managed Equities

•        Lending

•        Brokerage

•       Corporate

As at March 31, 2020, the Company had allocated $19.1 million (December 31, 2019 - $19.1 million) of goodwill on a relative value approach basis to the exchange listed products and managed equities CGUs.

In the normal course, goodwill is tested for impairment once per annum, which for the Company is during the fourth quarter of each year or earlier if there are indicators of impairment. During the quarter, there were no indicators of impairment in either the exchange listed products CGU or the managed equities CGU.

Impairment assessment of indefinite life fund management contracts

As at March 31, 2020, the Company had indefinite life intangibles related to fund management contracts of $131.6 million (December 31, 2019 - $103.5 million). The addition during the year relates to the Acquisition. The cost of the intangible asset was recorded at the fair value of consideration transferred, including contingent consideration (see Note 2) and the acquisition costs directly attributable to the transfer of the management contracts (see Note 6). There were no indicators of impairment as at March 31, 2020.

Impairment assessment of finite life fund management contracts

As at March 31, 2020, the Company had exchange listed fund management contracts within the exchange listed products CGU of $9.6 million (December 31, 2019 - $11 million). There were no indicators of impairment as at March 31, 2020.

10

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2020 and 2019

6	OTHER ASSETS, INCOME AND EXPENSES

Other assets

Consist of the following (in thousands $):

	Mar. 31, 2020	Dec. 31, 2019
Digital gold strategies(1)	16,709	18,913
Fund recoveries and investment receivables	5,915	5,951
Deferred costs related to the Acquisition(2)	—	1,806
Prepaid expenses	2,863	4,355
Other (3)	2,110	2,231
Total Other assets	27,597	33,256

(1)	Digital gold strategies are financial instruments classified at FVTPL. Gains and losses are included in the gain (loss) on investments on the consolidated statements of operations. These investments were reclassified from long-term investments to other assets.

(2)	Includes legal, proxy and investor relations costs.

(3)	Other includes miscellaneous third-party receivables.

Other income

Consist of the following (in thousands $):

	For the three months ended
	Mar. 31, 2020	Mar. 31, 2019
Investment income (1)	113	77
Total Other income	113	77

(1)	Primarily includes investment fund income, syndication and trailer fee income.

Other expenses

Consist of the following (in thousands $):

	For the three months ended
	Mar. 31, 2020	Mar. 31, 2019
Costs related to energy assets	798	8
Foreign exchange losses (gains)	(2,214)	769
Other (1)	335	261
Total Other expenses	(1,081)	1,038

(1)	Includes non-recurring professional fees and transaction costs.

11

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2020 and 2019

7	SHAREHOLDERS' EQUITY

Capital stock and contributed surplus

The authorized and issued share capital of the Company consists of an unlimited number of common shares, without par value.

	Number of shares	Stated value (in thousands $)
At Dec. 31, 2018	243,062,337	407,775
Issuance of share capital under dividend reinvestment program	61,519	147
Acquired and cancelled under normal course issuer bid	(740,600)	(1,715)
Issuance of share capital on conversion of RSUs	815,289	1,654
Acquired for equity incentive plan	(1,826,124)	(4,906)
Released on vesting of equity incentive plan	2,803,998	4,945
At Dec. 31, 2019	244,176,419	407,900
Issuance of share capital under dividend reinvestment program	22,715	44
Issuance of share capital on conversion of RSUs and other share based considerations	479,585	938
Issuance of share capital on purchase of management contracts	1,047,207	2,500
Acquired for equity incentive plan	(1,223,044)	(2,274)
Acquired and cancelled under normal course issuer bid	(1,023,436)	(1,940)
Released on vesting of equity incentive plan	158,342	376
At Mar. 31, 2020	243,637,788	407,544

Contributed surplus consists of: stock option expense; earn-out shares expense; equity incentive plans' expense; and additional purchase consideration.

Stated value (in thousands $)
At Dec. 31, 2018	42,964
Expensing of Stock-based compensation over the vesting period	5,392
Issuance of share capital on conversion of RSUs	(251)
Released on vesting of common shares for equity incentive plan	(4,945)
At Dec. 31, 2019	43,160
Expensing of Stock-based compensation over the vesting period	555
Share-based contingent consideration related to the Acquisition	4,879
Issuance of share capital on conversion of RSUs and other share based considerations	(938)
Released on vesting of common shares for equity incentive plan	(376)
At Mar. 31, 2020	47,280

12

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2020 and 2019

Stock option plan

The Company has an option plan (the "Plan") intended to provide incentives to directors, officers and employees of the Company and its wholly owned subsidiaries. The aggregate number of shares issuable upon the exercise of all options granted under the Plan and under all other stock-based compensation arrangements including the Trust and Equity Incentive Plan ("EIP") cannot exceed 10% of the issued and outstanding shares of the Company as at the date of grant. The options may be granted at a price that is not less than the market price of the Company's common shares at the time of grant. The options vest annually over a three-year period and may be exercised during a period not to exceed 10 years from the date of grant.

There were no stock options issued or exercised for the three months ended March 31, 2020 (three months ended March 31, 2019 - Nil).

For valuing share option grants, the fair value method of accounting is used. The fair value of option grants is determined using the Black-Scholes option-pricing model, which takes into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Compensation cost is recognized over the vesting period, assuming an estimated forfeiture rate, with an offset to contributed surplus. When exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder is credited to capital stock.

A summary of the changes in the Plan is as follows:

	Number of options (in thousands)	Weighted average exercise price (CAD $)
Options outstanding, December 31, 2018	3,275	2.57
Options exercisable, December 31, 2018	1,875	2.70
Options outstanding, December 31, 2019	3,275	2.57
Options exercisable, December 31, 2019	2,575	2.60
Options outstanding, March 31, 2020	3,275	2.57
Options exercisable, March 31, 2020	3,275	2.57

Options outstanding and exercisable as at March 31, 2020 are as follows:

Exercise price (CAD $)	Number of outstanding options (in thousands)	Weighted average remaining contractual life (years)	Number of options exercisable (in thousands)
6.60	150	0.6	150
2.33	3,000	5.8	3,000
2.73	125	6.1	125
2.33 to 6.60	3,275	5.6	3,275

13

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2020 and 2019

Equity incentive plan

For employees in Canada, the Trust has been established and the Company will fund the Trust with cash, which will be used by the trustee to purchase: (1) on the open market, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible members; or (2) from treasury, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible employees; and (3) from time-to-time, purchases from 2176423 Ontario Ltd., a company controlled by Eric Sprott, pursuant to the terms and conditions of a previously announced share transaction. For employees in the U.S. under the EIP plan, the Company will allot common shares of the Company as either: (1) restricted stock; (2) unrestricted stock; or (3) restricted stock units ("RSUs"), the resulting common shares of which will be issued from treasury.

There were 652,799 RSUs granted during the three months ended March 31, 2020 (three months ended March 31, 2019 - 256,719). The Trust acquired 1.2 million shares in the three months ended March 31, 2020 (three months ended March 31, 2019 - 0.1 million shares).

Number of common shares
Common shares held by the Trust, December 31, 2018	9,932,256
Acquired	1,826,124
Released on vesting	(2,803,998)
Unvested common shares held by the Trust, December 31, 2019	8,954,382
Acquired	1,223,044
Released on vesting	(158,342)
Unvested common shares held by the Trust, March 31, 2020	10,019,084

The table below provides a breakdown of the share-based compensation expense and the corresponding increase to contributed surplus:

	For the three months ended
	March 31, 2020	March 31, 2019
Stock option plan	10	57
EPSP / EIP	545	1,642
	555	1,699

14

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2020 and 2019

Basic and diluted earnings per share

The following table presents the calculation of basic and diluted earnings per common share:

	For the three months ended
	March 31, 2020	March 31, 2019
Numerator (in thousands $):
Net income - basic and diluted	1,062	2,847

Denominator (Number of shares in thousands):
Weighted average number of common shares	254,150	253,417
Weighted average number of unvested shares purchased by the Trust	(8,761)	(9,238)
Weighted average number of common shares - basic	245,389	244,179
Weighted average number of dilutive stock options	3,000	3,125
Weighted average number of unvested shares purchased by the Trust	8,761	9,238
Weighted average number of common shares - diluted	257,150	256,542
Net income per common share
Basic	$0.01	$0.01
Diluted	$0.01	$0.01

Capital management

The Company's objectives when managing capital are:

•	to meet regulatory requirements and other contractual obligations;

•	to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns for shareholders;

•	to provide financial flexibility to fund possible acquisitions;

•	to provide adequate seed capital for the Company's new product offerings; and

•	to provide an adequate return to shareholders through growth in assets under management, growth in management fees, carried interest and performance fees and return on the Company's invested capital that will result in dividend payments to shareholders.

The Company's capital is comprised of equity, including capital stock, contributed surplus, retained earnings (deficit) and accumulated other comprehensive income (loss). SCP is a member of the Investment Industry Regulatory Organization of Canada ("IIROC"), SAM is a registrant of the Ontario Securities Commission ("OSC") and the U.S. Securities and Exchange Commission ("SEC"), SAM US is registered with the SEC and SGRIL is a member of the Financial Industry Regulatory Authority ("FINRA"). As a result, all of these entities are required to maintain a minimum level of regulatory capital. To ensure compliance, management monitors regulatory and working capital on a regular basis. As at March 31, 2020 and 2019, all entities were in compliance with their respective capital requirements.

15

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2020 and 2019

8	INCOME TAXES

The major components of income tax expense are as follows (in thousands $):

	For the three months ended
	Mar. 31, 2020	Mar. 31, 2019
Current income tax expense (recovery)
Based on taxable income of the current period	761	283
	761	283
Deferred income tax expense (recovery)
Total deferred income tax expense	1,104	376
Income tax expense reported in the consolidated statements of operations	1,865	659

Taxes calculated on the Company's earnings differs from the theoretical amount that would arise using the weighted average tax rate applicable to earnings of the Company as follows (in thousands $):

	For the three months ended
	Mar. 31, 2020	Mar. 31, 2019
Income before income taxes	2,927	3,506
Tax calculated at domestic tax rates applicable to profits in the respective countries	787	936
Tax effects of:
Non-deductible stock-based compensation	25	34
Non-taxable capital (gains) and losses	939	(114)
Intangibles	33	21
Other temporary differences not benefited	(22)	48
Non-capital losses not benefited previously	—	(358)
Rate differences and other	103	92
Tax charge	1,865	659

The weighted average statutory tax rate was 26.9% (March 31, 2019 - 26.7%). The Company has $5 million of capital tax losses from prior years that will begin to expire in 2020. The benefit of these capital losses has not been recognized.

16

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2020 and 2019

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. The movement in significant components of the Company's deferred income tax assets and liabilities is as follows (in thousands $):

For the three months ended March 31, 2020

	Dec. 31, 2019	Recognized in income	Recognized in other comprehensive income	Mar. 31, 2020
Deferred income tax assets
Stock-based compensation	4,056	11	(315)	3,752
Non-capital losses	3,432	(1,303)	(163)	1,966
Unrealized losses	910	161	(79)	992
Other	247	149	1	397
Total deferred income tax assets	8,645	(982)	(556)	7,107

Deferred income tax liabilities
Fund management contracts	7,037	333	(562)	6,808
Other	(249)	(211)	37	(423)
Total deferred income tax liabilities	6,788	122	(525)	6,385
Net deferred income tax assets	1,857	(1,104)	(31)	722

For the year ended December 31, 2019

	Dec. 31, 2018	Recognized in income	Recognized in other comprehensive income	Dec. 31, 2019
Deferred income tax assets
Other stock-based compensation	3,152	750	154	4,056
Non-capital losses	3,678	(372)	126	3,432
Unrealized losses	283	604	23	910
Other	376	(143)	14	247
Total deferred income tax assets	7,489	839	317	8,645

Deferred income tax liabilities
Fund management contracts	5,364	1,409	264	7,037
Other	94	(339)	(4)	(249)
Total deferred income tax liabilities	5,458	1,070	260	6,788
Net deferred income tax assets	2,031	(231)	57	1,857

17

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2020 and 2019

9	FAIR VALUE MEASUREMENTS

The following tables present the Company's recurring fair value measurements within the fair value hierarchy. The Company did not have non-recurring fair value measurements as at March 31, 2020 and December 31, 2019 (in thousands $).

Short-term investments

March 31, 2020	Level 1	Level 2	Level 3	Total
Public equities and share purchase warrants	5,164	1,418	—	6,582
Fixed income securities	—	1,150	706	1,856
Private holdings	—	—	1,843	1,843
Total net recurring fair value measurements	5,164	2,568	2,549	10,281

12/31/2019	Level 1	Level 2	Level 3	Total
Public equities and share purchase warrants	7,537	2,983	—	10,520
Fixed income securities	—	3,454	766	4,220
Private holdings	—	—	1,864	1,864
Total net recurring fair value measurements	7,537	6,437	2,630	16,604

Co-investments

March 31, 2020	Level 1	Level 2	Level 3	Total
Co-investments in funds	—	48,872	5,080	53,952
Total net recurring fair value measurements	—	48,872	5,080	53,952

12/31/2019	Level 1	Level 2	Level 3	Total
Co-investments in funds	—	51,065	4,530	55,595
Total net recurring fair value measurements	—	51,065	4,530	55,595

Other Assets

March 31, 2020	Level 1	Level 2	Level 3	Total
Digital gold strategies	—	—	16,709	16,709
Total net recurring fair value measurements	—	—	16,709	16,709

18

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2020 and 2019

12/31/2019	Level 1	Level 2	Level 3	Total
Digital gold strategies	—	—	18,913	18,913
Total net recurring fair value measurements	—	—	18,913	18,913

The following tables provides a summary of changes in the fair value of Level 3 financial assets (in thousands $):

Short-term investments

	Changes in the fair value of Level 3 measurements - Mar. 31 2020
	Dec. 31, 2019	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Mar. 31, 2020
Private holdings	1,864	—	—	(21)	1,843
Fixed income securities	766	—	—	(60)	706
	2,630	—	—	(81)	2,549

	Changes in the fair value of Level 3 measurements - Dec. 31, 2019
	Dec. 31, 2018	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Dec. 31, 2019
Private holdings	2,075	34	(43)	(202)	1,864
Fixed income securities	733	—	—	33	766
	2,808	34	(43)	(169)	2,630

Co-investments

	Changes in the fair value of Level 3 measurements - Mar. 31, 2020
	Dec. 31, 2019	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Mar. 31, 2020
Co-investments in funds	4,530	800	—	(250)	5,080
	4,530	800	—	(250)	5,080

	Changes in the fair value of Level 3 measurements - Dec. 31, 2019
	Dec. 31, 2018	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Dec. 31, 2019
Co-investments in funds	3,574	1,193	—	(237)	4,530
	3,574	1,193	—	(237)	4,530

19

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2020 and 2019

Other Assets

	Changes in the fair value of Level 3 measurements - Mar. 31, 2020
	Dec. 31, 2019	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Mar. 31, 2020
Digital gold strategies	18,913	—	—	(2,204)	16,709
	18,913	—	—	(2,204)	16,709

	Changes in the fair value of Level 3 measurements - Dec. 31, 2019
	Dec. 31, 2018	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Dec. 31, 2019
Digital gold strategies	18,285	2,574	0	(1,946)	18,913
	18,285	2,574	0	(1,946)	18,913

During the three months ended March 31, 2020, the Company transferred public equities of $0.5 million (December 31, 2019 - $2.5 million) from Level 2 to Level 1 within the fair value hierarchy due to the release of trading restrictions by the issuer. For the three months ended March 31, 2020, the Company purchased level 3 investments of $0.8 million (December 31, 2019 - $3.9 million). For the three months ended March 31, 2020, the Company transferred $Nil million (December 31, 2019 - $0.1 million) from Level 3 to Level 1 within the fair value hierarchy.

The following table presents the valuation techniques used by the Company in measuring fair values:

Type	Valuation Technique
Public equities and share purchase warrants	Fair values are determined using pricing models which incorporate all available market-observable inputs.

Hedge funds and private equity funds	Fair values are based on the last available Net Asset Value.

Fixed income securities	Fair values are based on independent market data providers or third-party broker quotes.

Private holdings (including digital gold strategies)	Fair values based on variety of valuation techniques, including discounted cash flows, comparable recent transactions and other techniques used by market participants

The Company’s Level 3 securities consist of private holdings, private equity funds and fixed income securities of private companies. The significant unobservable inputs used in these valuation techniques can vary considerably over time, and include grey market financing prices, discount rates and extraction recovery rates of mining projects. A significant change in any of these inputs in isolation would result in a material impact in fair value measurement. The potential impact of a 5% change in the significant unobservable inputs on profit or loss would be approximately $0.9 million (December 31, 2019 - $0.9 million).

Financial instruments not carried at fair value

For fees receivable, other assets, accounts payable and accrued liabilities and compensation payable, the carrying amount represents a reasonable approximation of fair value due to their short term maturity.

20

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2020 and 2019

10	DIVIDENDS

The following dividends were declared by the Company during the three months ended March 31, 2020:

Record date	Payment Date	Cash dividend per share (CAD $)	Total dividend amount (in thousands $)
March 09, 2020 - Regular Dividend Q4 - 2019	March 24, 2020	0.03	5,387
Dividends (1)			5,387

(1)	Subsequent to quarter-end, on May 7, 2020, a regular dividend of CAD$0.03 per common share was declared for the quarter ended March 31, 2020. This dividend is payable on June 3, 2020 to shareholders of record at the close of business on May 19, 2020.

11	RISK MANAGEMENT

COVID-19 risk

The changing economic and market climate as a result of COVID-19 has led to the Company implementing its business continuity plan. Our portfolio managers, brokerage professionals, enterprise shared services teams and key outsource service providers are fully operational. While the exact impacts of COVID-19 over the short and long-term are undeterminable at the date of this report, management believes the effects of COVID-19 we have witnessed thus far, and in particular, world government responses thereto via fiscal and monetary policy, will continue to be highly constructive to precious metals markets.

Other risk management activities

All other risk management activities described in the annual audited financial statements are consistent with the consolidated interim financial statements.

21

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2020 and 2019

12	SEGMENTED INFORMATION

For management purposes, the Company is organized into business units based on its products, services and geographical location and has five reportable segments as follows:

•	Exchange Listed Products (reportable), which provides management services to the Company's closed-end physical trusts and exchange traded funds ("ETFs"), both of which are actively traded on public securities exchanges;

•	Managed Equities (reportable), which provides asset management and sub-advisory services to the Company's branded funds, fixed-term LPs and managed accounts;

•	Lending (reportable), which provides lending activities through limited partnership vehicles as well as through direct lending activities using the Company's balance sheet;

•	Brokerage (reportable), which includes the activities of our Canadian and U.S broker-dealers;

•	Corporate (reportable), which provides capital, balance sheet management and enterprise shared services to the Company's subsidiaries;

•	All Other Segments (non-reportable), which do not meet the definition of reportable segments as per IFRS 8.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on earnings before interest expense, income taxes, amortization and impairment of intangible assets and goodwill, gains and losses on proprietary investments (as if such gains and losses had not occurred), foreign exchange gains and losses, one time non-recurring expenses, non-cash and non-recurring stock-based compensation, carried interest and performance fees and carried interest and performance fee payouts (adjusted base EBITDA).

Adjusted base EBITDA is not a measurement in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS.

Transfer pricing between operating segments is performed on an arm's length basis in a manner similar to transactions with third parties.

The following tables present the operations of the Company's segments (in thousands $):

For the three months ended March 31, 2020

	Exchange Listed Products	Managed Equities	Lending	Brokerage	Corporate	Elimination and all other segments	Consolidated
Total revenue	6,877	1,552	5,175	5,096	(2,202)	481	16,979
Total expenses	934	1,282	(523)	4,936	3,781	3,642	14,052
Income (loss) before income taxes	5,943	270	5,698	160	(5,983)	(3,161)	2,927
Adjusted base EBITDA	5,282	2,053	2,038	953	(2,555)	416	8,187

For the three months ended March 31, 2019

22

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2020 and 2019

	Exchange Listed Products	Managed Equities	Lending	Brokerage	Corporate	Elimination and all other segments	Consolidated
Total revenue	5,752	2,380	3,035	4,214	(190)	1,347	16,538
Total expenses	2,180	2,104	1,634	4,497	1,831	786	13,032
Income (loss) before income taxes	3,572	276	1,401	(283)	(2,021)	561	3,506
Adjusted base EBITDA	4,285	688	3,042	2	(1,272)	173	6,918

For geographic reporting purposes, transactions are primarily recorded in the location that corresponds with the underlying subsidiary's country of domicile that generates the revenue. The following table presents the revenue of the Company by geographic location (in thousands $):

	For the three months ended
	Mar. 31, 2020	Mar. 31, 2019
Canada	13,801	13,791
United States	3,178	2,747
	16,979	16,538

13	LOAN FACILITY

As at March 31, 2020, the Company had $18.2 million (December 31, 2019 - $15.3 million) outstanding on its credit facility, $3.5 million of which is due within 12 months and $14.7 million is due after 12 months (December 31, 2019 - $3.8 million and $11.5 million respectively).

The Company has a 5 year, CAD$90 million credit facility with a major Canadian schedule I chartered bank. The facility consists of a CAD$25 million term loan and a CAD$65 million revolving line of credit. Amounts may be borrowed under the facility through prime rate loans or bankers’ acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans. In 2019, the Company drew CAD$25 million on the term loan portion of the credit facility to avoid its expiry and to partially fund anticipated growth in the business over the next 12-18 months. As at March 31, 2020, the Company was in compliance with all covenants, terms and conditions under the credit facility. Key terms under the credit facility are noted below:

Structure

•	5-year, CAD$65 million revolver with "bullet maturity" December 31, 2022

•	5-year, CAD $25 million term loan with 5% of principal amortizing quarterly, with the remaining balance maturing on December 31, 2022

Interest Rate

•	Prime rate + 0 bps or;

•	Banker Acceptance Rate + 170 bps

Covenant Terms

•	Minimum AUM: CAD$8.2 billion

•	Debt to EBITDA less than 2.5:1

•	EBITDA to interest expense more than 2.5:1

23

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2020 and 2019

14	COMMITMENTS AND PROVISIONS

Besides the Company's long-term lease agreement, there are commitments to make investments in the net investments portfolio of the Company. As at March 31, 2020, the Company had $3.5 million in co-investment commitments from the lending segment (December 31, 2019 - $6.6 million).

24